UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BBX Capital, Inc.

(Name of Issuer)

Class B Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

073319 204

(CUSIP Number)

Alan B. Levan

401 East Las Olas Boulevard, Suite 800

Fort Lauderdale, Florida 33301

(954) 940-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 073319 204

1.	Names of Reporting Persons Alan B. Levan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,342,918 (1)
	8.	Shared Voting Power 2,173,315 (2)
	9.	Sole Dispositive Power 1,342,918 (1)
	10.	Shared Dispositive Power 200,240 (2)(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,516,233 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 95.2% (4)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 864,426 shares of the Issuer’s Class B Common Stock held directly by Mr. Alan Levan
(2)

Includes the shares of the Issuer’s Class B Common Stock beneficially owned by each of John E. Abdo, Jarett S. Levan and Seth M. Wise, as set forth below, and 240 shares of the Issuer’s Class B Common Stock held by Mr. Alan Levan’s wife.

(3)

Includes the 240 shares of the Issuer’s Class B Common Stock held by Mr. Alan Levan’s wife and 200,000 shares of the Issuer’s Class B Common Stock held by Jarett S. Levan. As described in further detail under Item 5 below, Mr. Jarett Levan has agreed not to convert shares of the Issuer’s Class B Common Stock into shares of the Issuer’s Class A Common Stock without Mr. Alan Levan’s approval if, after giving effect to such conversion, Mr. Jarett Levan would beneficially own less than 200,000 shares of the Issuer’s Class B Common Stock.

(4)	Based on 3,693,596 shares of the Issuer’s Class B Common Stock distributed in connection with the spin-off of the Issuer on September 30, 2020.

CUSIP No. 073319 204

1.	Names of Reporting Persons Levan Partners LLC (I.R.S. No. 46-4117885)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 144,577 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 144,577 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 144,577 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of the Issuer’s Class B Common Stock held directly by Levan Partners LLC.
(2)	Based on 3,693,596 shares of the Issuer’s Class B Common Stock distributed in connection with the spin-off of the Issuer on September 30, 2020.

CUSIP No. 073319 204

1.	Names of Reporting Persons Levan BFC Stock Partners LP (I.R.S. No. 20-4185196)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 336,915 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 336,915 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 336,915 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	All such shares are shares of the Issuer’s Class B Common Stock held directly by Levan BFC Stock Partners LP.
(2)	Based on 3,693,596 shares of the Issuer’s Class b Common Stock distributed in connection with the spin-off of the Issuer on September 30, 2020.

CUSIP No. 073319 204

1.	Names of Reporting Persons John E. Abdo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,495,311 (1)
	9.	Sole Dispositive Power 1,495,311
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,495,311 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 40.5% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Represents shares of the Issuer’s Class B Common Stock held by Mr. Abdo. As described in further detail under Item 5 below, Mr. Abdo has granted to Alan B. Levan a proxy to vote the shares of the Issuer’s Class B Common Stock that Mr. Abdo beneficially owns.

(2)	Based on 3,693,596 shares of the Issuer’s Class B Common Stock distributed in connection with the spin-off of the Issuer on September 30, 2020.

CUSIP No. 073319 204

1.	Names of Reporting Persons Jarett S. Levan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 677,764 (1)
	9.	Sole Dispositive Power 142,607
	10.	Shared Dispositive Power 250,000 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 677,764(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.3% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes 342,607 shares of the Issuer’s Class B Common Stock held by Mr. Jarett Levan and 335,157 shares of the Issuer’s Class B Common Stock held by Seth M. Wise. As described in further detail under Item 5 below, (a) Mr. Jarett Levan has agreed to vote the shares of the Issuer’s Class B Common Stock that he owns or otherwise has the right to vote in the same manner as Mr. Alan Levan votes his shares of the Issuer’s Class B Common Stock, and (b) Mr. Wise has agreed to vote the shares of the Issuer’s Class B Common Stock that he owns or otherwise has the right to vote in the same manner as Mr. Jarett Levan’s shares of the Issuer’s Class B Common Stock are voted.

(2)

Includes 200,000 shares of the Issuer’s Class B Common Stock held by Mr. Jarett Levan and 50,000 shares of the Issuer’s Class B Common Stock held by Mr. Wise. As described in further detail under Item 5 below, (a) Mr. Jarett Levan has agreed not to convert shares of the Issuer’s Class B Common Stock into shares of the Issuer’s Class A Common Stock without Mr. Alan Levan’s approval if, after giving effect to such conversion, Mr. Jarett Levan would beneficially own less than 200,000 shares of the Issuer’s Class B Common Stock, and (b) Mr. Wise has agreed, subject to certain limited exceptions, not to transfer his shares of the Issuer’s Class B Common Stock or convert shares of the Issuer’s Class B Common Stock into shares of the Issuer’s Class A Common Stock if, after giving effect to such transfer or conversion, Mr. Wise would beneficially own less than 50,000 shares of the Issuer’s Class B Common Stock. In addition, subject to certain limited exceptions, Mr. Wise may only sell his shares of the Issuer’s Class B Common Stock or convert such shares into shares of the Issuer’s Class A Common Stock if he first offers to Mr. Jarett Levan the right to purchase the shares.

(3)	Based on 3,693,596 shares of the Issuer’s Class B Common Stock distributed in connection with the spin-off of the Issuer on September 30, 2020.

CUSIP No. 073319 204

1.	Names of Reporting Persons Seth M. Wise
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 335,157(1)
	9.	Sole Dispositive Power 285,157
	10.	Shared Dispositive Power 50,000(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 335,157(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes 335,157 shares of the Issuer’s Class B Common Stock held by Mr. Wise. As described in further detail below, Mr. Wise has agreed to vote the shares of the Issuer’s Class B Common Stock that he owns or otherwise has the right to vote in the same manner as Mr. Jarett Levan’s shares of Class B Common Stock are voted.

(2)

Includes 50,000 shares of the Issuer’s Class B Common Stock held by Mr. Wise. As described in further detail under Item 5 below, Mr. Wise has agreed, subject to certain limited exceptions, not to transfer his shares of the Issuer’s Class B Common Stock or convert shares of the Issuer’s Class B Common Stock into shares of the Issuer’s Class A Common Stock if, after giving effect to such transfer or conversion, Mr. Wise would beneficially own less than 50,000 shares of the Issuer’s Class B Common Stock. In addition, subject to certain limited exceptions, Mr. Wise may only sell his shares of the Issuer’s Class B Common Stock or convert such shares into shares of the Issuer’s Class A Common Stock if he first offers to Mr. Jarett Levan the right to purchase the shares.

(3)	Based on 3,693,596 shares of the Issuer’s Class B Common Stock distributed in connection with the spin-off of the Issuer on September 30, 2020.

Item 1. Security and Issuer.

This Schedule 13D is being filed jointly by Alan B. Levan, Levan Partners LLC (“Levan Partners”), Levan BFC Stock Partners LP (“Levan BFC Stock Partners”), John E. Abdo, Jarett S. Levan and Seth M. Wise (collectively, the “Reporting Persons”) with respect to shares of Class B Common Stock, par value $0.01 per share, of BBX Capital, Inc., a Florida corporation (the “Issuer”). As described in further detail below, on September 30, 2020, the Issuer was spun-off by Bluegreen Vacations Holding Corporation (formerly BBX Capital Corporation) (“BVH”).

The Issuer’s principal executive offices are located at 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301.

Item 2. Identity and Background.

Alan B. Levan is the Chairman of the Issuer, and the Chairman, Chief Executive Officer and President of BVH and Bluegreen Vacations Corporation (“Bluegreen”).

John E. Abdo is the Vice Chairman of the Issuer, BVH and Bluegreen.

Jarett S. Levan is the President and Chief Executive Officer and a director of the Issuer and a director of BVH and Bluegreen. He is the former President of BVH. Mr. Jarett Levan is the son of Mr. Alan Levan.

Seth M. Wise is Executive Vice President and a director of the Issuer. He is also a director of Bluegreen and is the former Executive Vice President and a former director of BVH.

Alan B. Levan, John E. Abdo, Jarett S. Levan and Seth M. Wise are all United States citizens.

Levan Partners is a Florida limited liability company. Levan Partners has no operations and its assets include its ownership of securities of the Issuer. Alan B. Levan may be deemed to be the controlling person of Levan Partners, and he serves as a Manager of Levan Partners along with Jarett S. Levan and Susie C. Levan, a United States citizen and the wife of Mr. Alan Levan. Levan Partners does not have any officers as of the date of this Schedule 13D.

Levan BFC Stock Partners is a Delaware limited partnership of which Levan Management LLC (“Levan Management”), a Delaware limited liability company, is the sole general partner. A trust controlled by Alan B. Levan is the sole member of Levan Management. Mr. Alan Levan is the sole executive officer of Levan Management. Levan BFC Stock Partners and Levan Management have no operations, and their sole assets are their ownership of shares of the Issuer’s Class B Common Stock.

The principal business address for each Reporting Person, as well as Susie C. Levan and Levan Management, is 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301.

During the last five years, neither any Reporting Person nor Susie C. Levan or Levan Management (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On September 30, 2020, the Issuer was spun-off by BVH (the “Spin-Off”). BVH effected the Spin-Off by distributing 100% of the shares of the Issuer’s Class A Common Stock and Class B Common Stock to BVH’s shareholders. Specifically, on September 30, 2020, BVH distributed to its shareholders one share of the Issuer’s Class A Common Stock for each share of BVH’s Class A Common Stock held of record as of the close of business on September 22, 2020, the record date for the distribution of the Issuer’s shares in the Spin-Off, and one share of the Issuer’s Class B Common Stock for each share of BVH’s Class B Common Stock held of record as of the close of business on September 22, 2020. A total of 15,624,091 shares of the Issuer’s Class A Common Stock and 3,693,596 shares of the Issuer’s Class B Common Stock were issued in connection with the Spin-Off on September 30, 2020. Each share of the Issuer’s Class A Common Stock and Class B Common Stock distributed in connection with the Spin-Off has attached thereto an accompanying preferred share purchase right issued under the Issuer’s previously disclosed Rights Agreement, dated September 25, 2020.

As a result of the Spin-Off, the Issuer is now a separate, publicly-traded company. BVH no longer owns any interest in the Issuer. Rather, the shareholders of BVH who received shares of the Issuer’s stock in the Spin-Off, including the Reporting Persons, have become the initial shareholders of the Issuer following the Spin-Off.

Item 4. Purpose of Transaction.

The information regarding the Spin-Off set forth in Item 3 above is incorporated into this Item 4 by reference. All of the shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Persons, as reported in this Schedule 13D, were received in the distribution of shares in connection with the Spin-Off on September 30, 2020 in respect of shares of BVH’s Class B Common Stock at the one-for-one distribution ratio described above.

None of the Reporting Persons currently has any plans or proposals that would result in any of the occurrences enumerated in (a) through (j) of Item 4 of Schedule 13D. As previously disclosed, however, Renin Holdings, LLC (“Renin”), a subsidiary of the Issuer which is engaged in the design, manufacture, and distribution of sliding doors, door systems and hardware, and home décor products, has entered into a non-binding letter of intent in connection with a possible acquisition of a Canadian company which is engaged in a complementary business. Renin is currently performing due diligence in connection with the potential acquisition, and there is no assurance that a definitive agreement for the acquisition will be entered into by the parties or that the transaction will be consummated. In addition, Alan B. Levan, the Chairman of the Issuer, John E. Abdo, the Vice Chairman of the Issuer, Jarett S. Levan, the President and Chief Executive Officer

of the Issuer, and Seth M. Wise, Executive Vice President and a director of the Issuer, may at any time and from time to time formulate other plans or proposals with respect to any matters enumerated in (a) through (j) of Item 4 of Schedule 13D, including, without limitation, with respect to other acquisitions and strategic transactions. Further, the Issuer does not currently have an equity compensation plan but, as previously disclosed, expects that its Board of Directors will adopt an equity compensation plan and present the plan for shareholder approval. To the extent that an equity compensation plan is adopted by the Issuer and approved, it is expected that the Issuer will in the future award to its executives, including Mr. Alan Levan, Mr. Abdo, Mr. Jarett Levan and Mr. Wise, restricted stock awards or other equity-based compensation, as determined by the Compensation Committee of the Issuer’s Board of Directors. In addition, the Reporting Persons may from time to time make additional investments in securities of the Issuer, either in the open market or privately negotiated transactions, and/or, subject to certain restrictions in the case of Mr. Jarett Levan and Mr. Wise, sell all or any part of their respective investments in the Issuer, in each case, as each such Reporting Person may deem appropriate in light of circumstances existing from time to time. Mr. Alan Levan, Mr. Abdo, Mr. Jarett Levan and Mr. Wise may also formulate plans or proposals in the future relating to certain of the other matters enumerated in Item 4 of Schedule 13D, including asset dispositions, changes in the Board or management of the Issuer, and changes in the Issuer’s business, capitalization and/or organizational documents.

Item 5. Interest in Securities of the Issuer.

The information set forth in rows 7-13 of the cover pages to this Schedule 13D and the footnotes thereto are incorporated into this Item 5 by reference.

As previously disclosed, Mr. Alan Levan and Mr. Abdo, Mr. Alan Levan and Mr. Jarett Levan, and Mr. Jarett Levan and Mr. Wise have in place agreements between them regarding the shares of BVH’s Class B Common Stock held or beneficially owned by them. In connection with the Spin-Off, Mr. Alan Levan and Mr. Abdo, Mr. Alan Levan and Mr. Jarett Levan, and Mr. Jarett Levan and Mr. Wise confirmed to each other that such agreements would apply equally to their shares of the Issuer’s Class B Common Stock. As a result, and pursuant to such agreements:

•

Mr. Alan Levan has a proxy to vote the shares of the Issuer’s Class B Common Stock that Mr. Abdo beneficially owns; Mr. Abdo has agreed not to sell any of his shares of the Issuer’s Class B Common Stock without first converting those shares into shares of the Issuer’s Class A Common Stock; and Mr. Alan Levan and Mr. Abdo have agreed to vote their shares of the Issuer’s Class B Common Stock in favor of the election of the other to the Issuer’s Board of Directors for so long as they are willing and able to serve as directors of the Issuer. Mr. Jarett Levan will succeed to Mr. Alan Levan’s rights under this agreement in the event of Mr. Alan Levan’s death or disability.

•

Mr. Jarett Levan has agreed to vote the shares of the Issuer’s Class B Common Stock that he owns or otherwise has the right to vote in the same manner as Mr. Alan Levan votes his shares of the Issuer’s Class B Common Stock; Mr. Jarett Levan has agreed, subject to certain limited exceptions, not to transfer certain of his shares of Class B Common Stock and not to convert shares of the Issuer’s Class B Common Stock into shares of the Issuer’s Class A Common Stock without Mr. Alan Levan’s approval if, after giving effect to such conversion, Mr. Jarett Levan would beneficially own less than 200,000 shares of the Issuer’s Class B Common Stock; and Mr. Alan Levan and Mr. Jarett Levan have agreed to vote their shares of the Issuer’s Class B Common Stock in favor of the election of the other to the Issuer’s Board of Directors for so long as they are willing and able to serve as directors of the Issuer.

•

Mr. Wise has agreed to vote the shares of the Issuer’s Class B Common Stock that he owns or otherwise has the right to vote in the same manner as Mr. Jarett Levan’s shares of the Issuers’ Class B Common Stock are voted; Mr. Wise has agreed, subject to certain limited exceptions, not to transfer his shares of the Issuer’s Class B Common Stock or convert shares of the Issuer’s Class B Common Stock into shares of the Issuer’s Class A Common Stock if, after giving effect to such transfer or conversion, Mr. Wise would beneficially own less than 50,000 shares of the Issuer’s Class B Common Stock; subject to certain limited exceptions, Mr. Wise may only sell his shares of the Issuer’s Class B Common Stock or convert such shares into shares of the Issuer’s Class A Common Stock if he first offers to Mr. Jarett Levan the right to purchase the shares; and Mr. Jarett Levan and Mr. Wise have agreed to vote, or cause to be voted, their shares of the Issuer’s Class B Common Stock in favor of the election of the other to the Issuer’s Board of Directors for so long as they are willing and able to serve as directors of the Issuer.

Except for the shares of the Issuer’s Class B Common Stock received in connection with the Spin-Off, none of the Reporting Persons has effected any transaction in any shares of the Issuer’s Class B Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 5 above with respect to the agreements between Mr. Alan Levan and Mr. Abdo, Mr. Alan Levan and Mr. Jarett Levan, and Mr. Jarett Levan and Mr. Wise is incorporated into this Item 6 by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated October 13, 2020, by and between the Reporting Persons

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2020	/s/ Alan B. Levan
Alan B. Levan

Date: October 13, 2020	Levan Partners LLC

/s/ Alan B. Levan
Alan B. Levan, Manager

Date: October 13, 2020	Levan BFC Stock Partners LP By: Levan Management LLC General Partner

/s/ Alan B. Levan
Alan B. Levan, President

Date: October 13, 2020	/s/ John E. Abdo
John E. Abdo

Date: October 13, 2020	/s/ Jarett S. Levan
Jarett S. Levan

Date: October 13, 2020	/s/ Seth M. Wise
Seth M. Wise